WOWIO, Inc.

6310 San Vicente Boulevard, Suite 240

Los Angeles, California 90048

February 8, 2013

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WOWIO, Inc.
Registration Statement on Form S-1
Filing Date: October 22, 2012
File No.: 333-184529

Dear Mr. Spirgel:

This letter is in response to your letter dated November 15, 2012. For your ease of reference, we have repeated your comments in this response and numbered them accordingly. We have also filed Amendment No. 1 to the Registration Statement (the “Amendment”).

General

1.      Please update your financial statements and related disclosure through the quarter ended September 30, 2012.

We have revised the prospectus to update the financial statements and related disclosure through the quarter ended September 30, 2012.

Prospectus Cover Page

2.     Please disclose that you have issued preferred stock and briefly describe the different rights between the outstanding preferred stock and the common stock to be offered.

We have revised the disclosure on the prospectus cover page, as you requested.

Prospectus Summary, page 4

Our Company, page 4

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

3.     Disclosures here, within the Management’s Discussion And Analysis Of Financial Condition And Results of Operations (“MD&A”) section and within the Business section describe the products and services you offer or plan to offer in relatively broad terms. Please revise these sections to clearly articulate the primary products and services you currently offer and how you generate revenues from these products and services. In this regard, we note disclosure within MD&A which suggest that current operations consist primarily of sales of eBooks/eComics and advertising on your websites. Make clear how the three divisions operate respectively and in relation to one another and clarify how much of your business depends upon your efforts and creative properties as opposed to those of third parties.

We have revised the document as you requested.

4.     Throughout the prospectus please clarify business activities which have commenced as opposed to those that are planned. For example, in the third paragraph of this section you indicate “[t]o a lesser extent [you] also generate revenues through” licensing your intellectual property and the rights to use your patent. However, the disclosures under Revenue Recognition Policy on page 23 and under Overview on page 30 indicate that you have not generated revenues from these activities. For prospective products, services and advertising opportunities make clear the steps that remain for you to offer such products, services or advertising opportunities and the expected costs.

We have revised the document as you requested.

5.     We note the statement “[b]ecause our proprietary patent allows for the insertion of advertising into eBooks, we are able to deliver content to the consumer at no or substantially reduced costs.” Substantiate this statement by disclosing what proportion of the eBooks and eComics currently offered on your websites are available at no or a discounted cost.

We have revised the document as you requested.

6.     Describe the steps you must take to prepare for the re-launch of the wowio.com site and the expected costs of those steps. Please provide similar disclosure within the Business section for the other websites you intend to re-launch. Explain whether you have any agreements in place with the related sites you intend to partner with.

We have revised the document as you requested.

7.     Expand your disclosure regarding Carthay Circle Publishing here and within the Business section to explain further the distinction between acting as a publisher versus a distributor. Clarify the difference between how Carthay Circle Publishing conducts its business currently and how you anticipate this division will conduct its business going forward.

We have revised the document as you requested.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

Risk Factor, page 7

8.     Please add a risk factor which details the significant payment obligations you undertook with your entry into the revolving credit agreement, any potential inability to make the required payment and your ability to comply with covenants within the agreement. Please add another risk factor regarding the royalty payments your acquisition agreement require and how those payments might impair your ability to become profitable.

We have added the requested risk factors.

We will need additional financing which we may not be able to obtain on acceptable terms . . . , page 8

9.     The statement that you have no committed sources of financing appears to be in conflict with your entry into the September 2012 revolving credit facility agreement. Please advise or revise.

We have revised the document and deleted the statement that we have no committed sources of financing.

The speculative nature of the entertainment, media and communications industries . . ., page 9

10.     Revise this risk factor to make clear how the risks discussed apply to your business. In the alternative remove it.

We have removed this risk factor.

The Company relies on third-party digital content and applications .. . ., page 11

11.     Please expand this risk factor to disclose which of your divisions rely upon third-party digital content and how. For each relevant division break out the percentage of digital content that you own or produce and the percentage provided by third parties. In addition, explain what you mean by “usage rules” and how these rules impact your business.

We have revised this risk factor as you requested.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

We may incur significant costs to be a public company to ensure compliance with federal securities laws . . ., page 12

12.     Quantify the additional annual costs you expect to incur as a result of becoming a public company within MD&A. If true, address the risk that your officers and directors have limited or no experience running a public company subject to U.S. securities laws.

We have revised this disclosure as you requested. Please see pages __ and __ of the Amendment.

We are an “emerging growth company” under the JOBS Act of 2012 . . ., page 13

13.     Please consider describing the extent to which any of the JOBS Act exemptions described are available to you as a Smaller Reporting Company.

We have revised this disclosure as you requested. Please see page __ of the Amendment.

14.     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

The Company has not provided any written communications, as defined in Rule 405, to potential investors. The Company is not acting on behalf of the selling shareholders and the selling shareholders will determine the manner in which they sell their stock.

Management’s Discussion And Analysis of Financial Condition And Results of Operations, page 20

Overview, page 20

15.     Disclose the royalty payments you are obligated to make in connection with certain of your acquisitions. Refer to Financial Statement Note 10 on page F-60. Discuss how these royalty payments affect revenues and the impact these obligations have on your ability to become profitable.

We have revised this disclosure as you requested. Please see pages __ and __ of the Amendment.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

Plan of Operations, page 20

16.     Please clarify your near-term business plan by highlighting the chief initiatives you intend to undertake within the next year, the cost you anticipate incurring to achieve these initiatives and the timing involved. For example, disclose the expected cost of re- launching your websites in 2013. As another example, disclose the purpose for and cost of hiring the 7 to 10 new employees referenced on page 33.

We have revised the disclosure as you requested. Please see page __ of the Amendment.

Results of Operations, page 26

17.     Substantially revise your comparative analysis to discuss the reasons underlying identified quantitative changes in operating measures from period to period. For example, in each of your discussions of net sales you do not indicate why eBooks and advertising revenues increased or decreased. Nor do you quantify the net sales attributable to eBooks as opposed to advertising or explain whether advertising revenues were generated by advertisements on your websites as opposed to the placement of advertisements within eBooks. By further way of example, your disclosure regarding costs does not sufficiently explain why costs increased or decreased in total and as a percentage of revenues. Please revise your disclosure throughout MD&A to cite the reasons behind changes from period to period. In addition, where appropriate, state whether material changes to financial line items represent a trend and specify the actions management is taking to address the trend. In this regard, we note that net sales decreased during the three months ended June 30, 2012 as compared to the three months ended June 30, 2011 and that this decrease followed periods of significant net sales increases.

We have revised the disclosure as you requested. Please see page __ of the Amendment.

18.     Where you do address the reason(s) driving material changes in your results of operations, please provide more detailed disclosure of the reason beyond somewhat conclusory statements. For example, on page 27 explain why interest expense increased materially during the three months ended June 30, 2012 which led to the increase in Other expenses. Likewise, on page 27, explain why the company determined to increase executive share based compensation which led to the increase in compensation and related costs during the six months ended June 30, 2012. These are examples only.

We have revised the disclosure as you requested. Please see page __ of the Amendment.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

Going Concern, page 29

19.     Please supplement the discussion of your revolving credit facility to disclose all of the material terms of the agreement, including, but not limited to:

●	The fact that under the credit agreement (Exhibit 10.4) the lender has complete discretion whether to lend any funds to you (Section 2.1);
●	The fact that the initial Revolving Loan Commitment totals $250,000.00 (Section 1.1(ccc)) and that the lender may increase the commitment up to $2,000,000.00 upon your request and at the lender’s sole discretion (Section 2.1(b));
●	The fact that you are obligated to make interest payments on a weekly basis(Section 2.1(c))
●	The significant fees you are obligated to pay under the agreement in addition to interest payments (Section 2.2). Please quantify these fees;
●	Your ability to extend the loan period for an additional six months at the discretion of the lender (Section 2.3);
●	The material restrictions on the conduct of your business, including limitations on your ability to pursue additional indebtedness and sell stock (Section 9); and
●	The financial covenants under the agreement (Section 11). Please specifically disclose whether you are in compliance with these covenants, and if not, whether you have received a waiver from the lender for non-compliance.

We have revised the disclosure as you requested. Please see pages ___ and __ of the Amendment.

20.     Disclose that you have borrowed $250,000.00 under the revolving credit facility. In addition, reconcile the disclosure which indicates that you must redeem all of the warrants issued in connection with your entry into the credit agreement if they are not exercised on or prior to March 21, 2013 with the terms of Warrants Nos. 2 and 3 (Exhibits 10.8 and 10.9).

We have revised the disclosure as you requested. Please see pages ___ and __ of the Amendment.

21.     We note that you will require additional financing to execute your business strategy. Please quantify the funds you anticipate needing over the next year and provide management’s plan for raising this additional financing. Discuss how entry into the revolving credit agreement fits into this plan. Given the development stage of the company, the relatively short term of the revolving credit facility and the significant repayment and other financial obligations incurred under the facility, explain whether management believes that that the company can meet the incurred obligations. Please account for other financial obligations in your analysis. We note, for example, that as of June 30, 2012, $65,119.00 of employee notes payable became delinquent.

We have revised the disclosure as you requested. Please see pages ___ and __ of the Amendment.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

Business, page 30

22.     You reference third party information throughout this section, including references to information from ZenithOptimedia (Page 31), “studies” showing that “approximately 10% of users to a site will sign-up for subscription services” (Page 32) and “some industry analysts” that “see DRM as being on its way out, albeit slowly” (Page 35). Please provide us with marked copies of any materials that support these third party statements, clearly cross-referencing a statement with the underlying factual support.

We have revised the disclosure as you requested. Please see pages __ and __ of the Amendment. In addition, attached hereto are marked copies of the materials that support the third party statements with the underlying factual support.

23.     We note several favorable statements regarding, among other topics, your products and services, the credentials and abilities of management, market opportunities and consumer behavior. If you retain these favorable statements, provide objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example, support the statement on page 30 that “consumers are often unable to find the precise content that they are seeking because the demand for highly specific, pertinent information outpaces the supply of thoughtfully researched, trusted content.” As another example, include the basis for you assertion on page 31 that “WOWIO/Studio W has access to creators, content libraries, and various distribution avenues, providing a unique opportunity and monetization path for us to become an entertainment studio that will focus on digital media across platforms and business units with the organization.” As another example, substantiate the statement on page 33 that your “research indicates that advertisers are recognizing the appeal of the broad-spectrum approach, realizing the need to create an affinity with their ‘audience’ that goes beyond the traditional ad buy.” To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs.

We have revised the disclosure as you requested.

eBook Transactions, page 33

24.     Review of the website Wowio.com indicates that third party content providers are able to set prices for their distributed content and that they receive proceeds equal to one hundred percent of the prices they set. If content provided by third parties constitutes a material portion of the content available for sale on your websites, discuss this aspect of your business and how the economics of distributing other’s content differs from distributing your own. Explain how you earn “commissions” on the sale of eBooks, as disclosed on page 22.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

The Company reviews its contracts with third party content providers to determine the appropriate accounting treatment. The Company evaluates these contracts to determine if revenues should be recognized on a gross or net basis under the provisions of ASC 605-45, which are noted as follows:

1.	The Company is the primary obligor in the arrangement.
2.	The Company has general inventory risk
3.	The Company has the ability to determine the price at which it sells the product or service.
4.	The Company changes the product or performs part of the service.
5.	The Company has discretion in supplier selection.
6.	The Company is involved in the determination of product or service specifications.
7.	The Company has physical loss inventory risk (after customer order or during shipping).
8.	The Company has credit risk.

For many of the Company’s contracts, the gross vs. net presentation is not clear as certain of the factors would indicate gross, while other factors would indicate net. For those providers in which the 3rd-party publishers are entitled to 100% of the retail price, the Company receives an allowance for credit card processing charges, for which we hold back approximately 10% of the retail price. In these cases, the Company takes the majority of the advertising fee when there is an ad sponsor. We charge the sponsorship advertiser between $1.00 and $3.00 a book and we pay the publisher $0.25 - $0.50 per book depending on length. The Company keeps the remaining portion. For these contracts, the Company has determined that the appropriate presentation would be net based on the provisions of ASC 605-45, with the most significant facts being the Company does not take on any inventory risk, does not determine the price at which the product will be sold and does not perform any significant changes to the product. The term “commissions” was not appropriately used as the Company only receives a credit card processing fee and advertising revenues from these transactions. The disclosure has been revised to read:

eBooks

For eBook downloads purchased by the customer directly through the Company’s website, the Company recognizes revenue when the right to download content is granted. The Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount. Generally, the Company records such revenues on a net basis due to a general lack of indicators that the Company is the primary obligor primarily due to the Company’s lack of ability to determine price. Typically for these sales, the Company’s net revenues consist of a credit card processing fee along with the majority of the advertising fee when there is an ad sponsor.

Market Segments, page 33

25.     You state here that advertising accounted for about 85% of your net revenue over the past three years, but the disclosure on page 22 suggests that you earn the majority of your revenue through sales of eBooks. Please explain.

We have revised the disclosure as you requested, to properly reflect the net revenue amounts recorded. Please see page [33] of the Amendment.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

26.     Consistent with prior comment 4, clarify the percentage of total advertising revenues attributable to each type of advertising discussed. If accurate, make clear that the majority/all of your advertising revenues to date came from advertisements on your websites as opposed to advertisements embedded in the content you distribute.

We have revised the disclosure as you requested. Please see page __ of the Amendment. The Company does not delineate each type of advertising as a separate revenue stream. The Company instead groups all these forms of advertising revenue together under “Website Advertising” within the Studio W division.

Patents, page 34

27.     Supplement this section by describing precisely what your patent covers and what it does not. Explain what advertising methods related to eBooks remain open to competitors as opposed to those that are foreclosed. In this regard, we note that you are “pursuing the expansion of this patent.” Make sure that you accurately characterize the coverage your patent provides throughout the prospectus. For example, if appropriate, revise the characterization of your patent as “broad.”

We have revised the disclosure as you requested. Please see page __ of the Amendment.

28.     Disclosures within the prospectus, including the risk factor titled “We may be unable to adequately protect our IP from infringement by third parties” on page 10, suggest that your business depends upon intellectual property in addition to your patent. Please describe the material aspects of your other intellectual property. Refer to Item 101(h)(vii) of Regulation S-K.

Our patent is the Company’s primary intellectual property. However, the Company also owns other intellectual property such as copyrights, trademarks and domain names. We have revised the disclosure as you requested. Please see page __ of the Amendment.

Directors, Executive Officers And Corporate Governance, page 37

29.     For each subjective statement made regarding the experience or skill level of your executive officers and directors provide objective support or characterize the statement as a belief and disclose the basis for that belief. For example, consider removing or characterizing the following statements as your belief:

●	“Mr. Altounian has worked extensively in the entertainment industry with a successful consulting practice…” [italics added];
●	Mr. Morris brings more than 16 years in online ad management as well as his comprehensive understanding and experience in business and department growth.” [italics added]; and
●	“Mr. Pennington is one of the entertainment industry’s top creative directors.”

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

These are only examples. Please revise other statements as necessary.

We have revised the disclosure as you requested. Please see page __ of the Amendment.

30.     Please disclose Mr. Altounian’s tenure at each of the companies mentioned in the second paragraph of his biographical information.

We have revised the disclosure as you requested. Please see page __ of the Amendment.

Executive Compensation, page 39

Summary Compensation Table, page 39

31.     Revise the table to provide the footnote disclosure required by Instruction 1 to Item 402(n)(2)(v) of Regulation S-K. Please explain how the $30,000.00 figure reported accurately represents the 1,000,000 shares valued at $0.30 received during fiscal 2011.

Linda Engelsiepen received 170,000 shares of common stock valued at $0.30 per share, of which 70,000 were issued to Ms. Engelsiepen as a bonus for the year ended December 31, 2011. Jacob Morris and Brian Altounian did not receive stock compensation for the years ended December 31, 2010 and December 31, 2011

32.     Reconcile the disclosure in footnote three that Mrs. Engelsiepen was appointed Corporate Secretary and VP of Content Development on February 1, 2012 with the information on page 38 which indicates that she served in these posts since November 2011.

We have revised the disclosure as you requested. Please see page __ of the Amendment.

Narrative Disclosure To Summary Compensation Table, page 39

33.     The disclosure regarding the aggregate payments to be made to your executives for the years ending December 31, 2012, 2013 and 2014 does not comport with the information provided on page 40. Revise to correct.

We have revised the disclosure as you requested. Please see page ___ of the Amendment.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

Employment Agreement with Brian Altounian, page 40

34.     Please explain how the company determined to pay Mr. Altounian preferred shares with an aggregate fair value of $990,000.00 as payment for $66,000.00 of accrued compensation. We note that the value of the preferred shares exceeds the accrued compensation by $924,000.00.

The Company determined to pay Mr. Altounian the preferred shares the value of which exceeds his accrued compensation based on what Mr. Altounian has meant to the Company as its founder and the fact that Mr. Altounian has been able to take limited cash payments for services rendered. The Company viewed the intangible value of the preferred stock less than the fair value number from the accounting perspective since there is no market for the stock currently and the stock is restricted.

Employment Agreement with Jacob Morris, page 40

35.     Revise the description of Mr. Morris’ and Mrs. Engelsiepen’s employment agreements to disclose that each of their base salaries increase by 10% yearly. In addition, correct the language regarding termination benefits to conform to the information provided in the filed employment agreements. Refer to Exhibits 10.2 and 10.3.

We have filed the correct employment agreements for Mr. Morris and Mrs. Engelsiepen as Exhibits 10.2 and 10.3 to the Amendment.

Director Compensation, page 41

36.     The disclosure on page F-34 indicates that you issued 5,000,000 shares of common stock to Mr. Pennington in connection with a consulting agreement. Please explain. If you have a consulting agreement with Mr. Pennington disclose the material terms and file it as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

We have revised the disclosure under the “Director Compensation” section to reflect Mr. Pennington’s Amended and Restated Board of Directors Services Agreement dated October 31, 2012 and have filed it as an exhibit to the Amendment. Please see page __ of the Amendment.

37.     Provide the tabular disclosure required by Regulation S-K Item 402(r)(1). Please make sure that the table includes all compensation received by Mr. Pennington including the 145,000 shares of common stock noted on page 42.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

Mr. Pennington was appointed as a director on February 1, 2012. He was not a director during the fiscal year ended December 31, 2011. The 145,000 shares of common stock noted on page 42 were not issued as compensation for Mr. Pennington’s service as a director. Any remuneration paid to Mr. Pennington for his service on the board of directors will be reflected in the 2012 Director Compensation table.

Certain Relationships And Related Transactions, page 42

38.     Revise to disclose all necessary related party transactions. For example, discuss your consulting agreement with Mr. Pennington. Refer to Regulation S-K Item 404(d).

We have revised the disclosure as you requested. Please see page __ of the Amendment.

Security Ownership Of Certain Beneficial Owners And Management, page 47

39.     Please revise the beneficial ownership table to separately break out the number and percentage of common and preferred shares held. In addition provide separate columns that reflect the total voting interest each individual holds in the company based upon the various conversion rates of the preferred stock.

We have revised the disclosure as you requested. Please see page __ of the Amendment.

Where You Can Find More Information, page 54

40.     Please remove the language “[e]ach statement in the prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.”

We have revised the disclosure as you requested. Please see page __ of the Amendment.

Financial Statements

4. Acquisitions, page F-17

41.     We note that Brian Altounian was President, Chief Operating Officer and a principal shareholder of Platinum Studios, Inc. at the time of your acquisition of Wowio Penn from Platinum Studios, Inc. in 2009. Explain for us Mr. Altounian’s relationships with Platinum Studios and affiliates. Describe for us your consideration about whether the parties to the acquisitions of Wowio Penn and Drunk Duck to be under common control at the time these businesses were acquired. Tell us also of your consideration of whether Mr. Altounian and Platinum Studios were predecessors of the registrant, WOWIO, Inc., as defined by Rule 405 of Regulation C. Explain to us your consideration of whether or not the non-monetary assets received in these transactions should have been initially recorded at predecessor’s historical cost basis.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

The Company reviewed the provisions of ASC 805-50-15-6 to determine if the transaction would fall under the guidelines of the entities under common control subsections and based on the following narrative the Company does not believe that the disclosures are required.

Mr. Altounian began working full-time for Platinum Studios in January 2006 and invested $500,000 prior to any outside investment activity. Mr. Altounian was the President of Platinum from January 2006 until June 2009. Mr. Altounian was also the Chief Operating Officer and a Director beginning in September 2006. Mr. Altounian’s operational role at Platinum ceased as of June 30, 2009 and he resigned from the board on May 17, 2011. As of June 30, 2009, approximately the time of the acquisition, Mr. Altounian owned 5.6% of Platinum’s outstanding shares.

As such none of the following tests have been met:

1.	An entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity.
a.	Platinum does not have control over the Company and sold intangible assets and a significant amount of liabilities to the Company.
2.	A parent transfers the net assets of a wholly owned subsidiary into the parent and liquidates the subsidiary. That transaction is a change in legal organization but not a change in the reporting entity.
a.	Not applicable in the Company’s case.
3.	A parent transfers its controlling interest in several partially owned subsidiaries to a new wholly owned subsidiary. That also is a change in legal organization but not in the reporting entity.
a.	Not applicable in the Company’s case.
4.	A parent exchanges its ownership interests or the net assets of a wholly owned subsidiary for additional shares issued by the parent’s less-than-wholly-owned subsidiary, thereby increasing the parent’s percentage of ownership in the less-than-wholly-owned subsidiary but leaving all of the existing noncontrolling interest outstanding.
a.	Not applicable in the Company’s case.
5.	A parent’s less-than-wholly-owned subsidiary issues its shares in exchange for shares of another subsidiary previously owned by the same parent, and the noncontrolling shareholders are not party to the exchange. That is not a business combination from the perspective of the parent.
a.	Not applicable in the Company’s case.
6.	A limited liability company is formed by combining entities under common control.
a.	Platinum does not have any ownership percentage in the Company. The only common ownership is that of Mr. Altounian, who had a majority of the ownership of the Company at the time of the transaction, but only 5.6% of Platinum’s outstanding shares as of June 30, 2009 and did not have day-to-day operating control of Platinum.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

42.     Further we note from the last paragraph of page 5 of Platinum Studios’ December 31, 2009 Form 10-K that Platinum Studios had put WOWIO in a “maintenance mode” during the twelve months WOWIO was owned by Platinum because WOWIO was unable to pay publishers’ royalties at that time. We also note that you currently pay insignificant royalties. Tell us how you determined the recorded fair value of your royalty obligations entered into as consideration for the acquisitions of Wowio Penn, Drunk Duck, and Spacedog Entertainment.

All royalty obligations were recorded at fair value by using a net present value calculation under each acquisition contract.

5. Intangible Assets, page F-22

43.     It appears from the second paragraph of page 23 that you have earned no royalties to date from the patent you acquired from Wowio Penn in June 2009. Tell us how you determined the initial recorded fair value of this asset. Describe for us the revenue expectations for this patent at that time. Tell us why you currently expect the carrying value of this asset to be recoverable.

After securing the grant of our patent, the Company engaged an asset valuation firm, Sanli Pastore & Hill (“Sanli Pastore”), to evaluate the fair market value of the patent and the exploitation of all other creative content owned by the Company. Based on the analysis provided by Sanli Pastore, the lower end of the fair market value of this patent exceeded $150,000,000.

44.     Further, please explain for us the degree to which your patent is platform dependent and subject to technological obsolescence. Tell us why a seventeen year amortization life is appropriate.

The patent is not platform dependent, as it is a process patent that provides for both (1) the insertion of ads into an eBook and (2) the creation of a unique file that prevents misuse and fraudulent distributions of eBook files. Furthermore, the patent is not dependent on the output device as the technology schema can deliver output in a number of formats and/or to various devices. While the initial provisional patent application was dated April 4, 2006, the prior publication filing date was October 4, 2007 (the “Filing Date”). The patent term of 20 years is grated from the Filing Date causing the patent not to expire until 2027, however the patent was granted in 2010, which left 17 years of exploitation life. We have accordingly recorded the amortization life of the patent on a 17-year straight-line basis.

8. Derivative Liabilities, page F-27

45.     We note from the last paragraph of page F-13 that your derivative liabilities consist of price protection features on warrants. Please revise to include the disclosures required by ASC 815-40-50. Otherwise please advise.

The Company reviewed the disclosure requirements of ASC 815-40-50 and performed additional analysis of the warrant agreements. Upon further review of the warrant agreements, the Company notes that the warrants contain a fixed and determinable amount of shares, as such, should not have been accounted for as derivative liabilities. The Company has evaluated the effect of the difference in accounting quantitatively and qualitatively. For the periods ended June 30, 2012 and 2011 and for the years ended December 31, 2011 and 2010, the Company had a net loss. The effect of the accounting change for each period is not more than $58,000 and there is no effect to the loss per share for any of the periods, except for a $0.01 per share change for the three months ended June 30, 2011.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

Based on our quantitative and qualitative review of the Staff Accounting Bulletin No. 99, we do not believe that the error is material and the judgment of a reasonable person relying upon this information will not change or be influenced by a restatement for the years ended December 31, 2011 and 2010.

The Company will reclassify the remaining warrants previously treated as derivate liabilities as of December 31, 2011 to equity as of January 1, 2012.

We have revised the disclosures to address the impact on our financial statements. See below for the revised footnotes.

On December 31, 2010, the Company granted a warrant to purchase 7,000,000 shares of the Company’s common stock at an exercise price of $0.01 per share for services rendered. The warrants may be exercised, in whole or in part, on the earliest of: (i) the seventh anniversary of the grant date; (ii) the date which is 30 days after the date notice is given to the holder of the commencement of a securities offering by the Company in which the Company offers equity securities valued at $1,000,000 or more for sale; (iii) the closing date of a transaction or series of transactions in which the Company sells or otherwise disposes of all or substantially all of its property or business; or (iv) the closing date of a transaction in which the Company merges with or into or consolidates with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Company) other than a transaction in which the stockholders of the Company immediately prior to the transaction own a majority of the voting power of the surviving corporation following the transaction. The warrant included a down-round provision, which requires adjustments to the exercise price of the warrant if the Company at any time while the warrant remain outstanding shall conduct a private placement to sell shares of common stock at a price per share less than the exercise price of $0.01 per share. The minimum amount that the exercise price may be adjusted down to is $0.005 per share.

The warrant was valued at $1,680,000 on date of grant based on the Black-Scholes option-pricing model. The warrant was expensed entirely at the time of issuance. The fair value of the warrant was $1,680,000 at December 31, 2010. On April 1, 2011, the warrant holder exercised such warrant for 7,000,000 shares of common stock and the Company recorded a reclassification of the fair value of $1,680,000 derivative liability to equity. Based on further analysis during fiscal 2012, the Company determined that this warrant had a fixed or determinable maximum number of shares that may be required to be issued due to the minimum down-round amount of $0.005 per share. Since the derivative liability balance did not change from date of grant through the warrant exercise date (no impact to the statements of operations or earning (loss) per share) and the Company recorded a reclassification of such derivative liability to equity in April 2011, no further adjustment is considered necessary relating to this instrument.

On December 15, 2010 and December 16, 2010, the Company granted warrants to purchase an aggregate of 2,000,000 shares of the Company’s common stock at an exercise price of $0.25 per share for services rendered. The warrants may be exercised, in whole or in part, on the earliest of: (i) the third anniversary of the grant date; (ii) the date which is 30 days after the date notice is given to the holder of the commencement of a securities offering by the Company in which the Company offers equity securities valued at $1,000,000 or more for sale; (iii) the closing date of a transaction or series of transactions in which the Company sells or otherwise disposes of all or substantially all of its property or business; or (iv) the closing date of a transaction in which the Company merges with or into or consolidates with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Company) other than a transaction in which the stockholders of the Company immediately prior to the transaction own a majority of the voting power of the surviving corporation following the transaction. The warrants included a down-round provision, which requires adjustments to the exercise price of the warrants if the Company at any time while the warrants remain outstanding shall conduct a private placement to sell shares of common stock at a price per share less than the exercise price of $0.25 per share. The minimum amount that the exercise price may be adjusted down to is $0.125 per share.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

The warrant was initially valued at $320,000 based on the Black-Scholes option-pricing model. The warrant was expensed entirely at the time of issuance as a derivative liability was originally established. Based on further analysis during fiscal 2012, the Company determined that these warrants have a fixed or determinable maximum number of shares that may be required to be issued due to the minimum down-round amount of $0.125 per share. Due to the non-derivative treatment of such instruments, on January 1, 2012, the Company reversed the derivative liability of $280,000 recorded at December 31, 2011 to additional paid-in capital. The impact of the $40,000 gain recognized prior to January 1, 2012 is not considered significant to the financial statements. The fair value of the warrant was $0 and $280,000 at September 30, 2012 and December 31, 2011, respectively, and is included in derivative liabilities in the accompanying balance sheets.

During the three and nine months ended September 30, 2011, the Company recognized income of $40,000 and $20,000, respectively, related to the change in fair value of derivative liabilities.

For the period from Inception through September 30, 2012, the Company recognized income of $40,000 related to the change in fair value of derivative liabilities.

Item 16. Exhibits, page 59

46.     Please file your legal opinion as soon as practicable. We must review this document before the registration statement is declared effective, and we may have additional comments.

We have filed our legal opinion with the Amendment as Exhibit 5.1.

47.     In addition, please file the 10% convertible notes agreement, as well as any other material notes agreements, material warrant agreements and registration rights agreements.

We have filed a form of Senior Promissory Note and form of Common Stock Purchase Warrant. Please see exhibits 10.11 and 10.12 to the Amendment.

Item 17. Undertakings, page 60

48.     Provide all of the undertakings required by Regulation S-K Item 512 including Item 512(a)(5)(ii).

We have revised the disclosure as you requested. Please see page __ of the Amendment.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
February 8, 2013

In making our responses we acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments. If you have further comments, we ask that you forward them by electronic mail to Peter Hogan, Esq. of Richardson & Patel LLP at phogan@richardsonpatel.com. If you wish to speak with him directly, Mr. Hogan’s direct telephone number is (310) 209-6734.

We look forward to hearing from you shortly.

Very truly yours,

WOWIO, INC.

	By:	/s/ Brian Altounian
Brian Altounian, Chief Executive Officer

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